UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Handleman Company
(Name of Issuer)

Common Shares
(Title of Class of Securities)

410252100
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 410252100

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,761,891 shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,761,891 shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,761,891 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

This Amendment No. 2 to Schedule 13D amends certain information contained in the Schedule 13D dated April 13, 2007 and filed April 13, 2007 and Amendment No. 1 to Schedule 13D dated July 23, 2007 and filed July 23, 2007 (the “Schedule 13D”) by Third Avenue Management LLC (“TAM”) relating to the shares of common stock (the “Common Shares”), of Handleman Company (the “Company”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Information regarding the ownership of Common Shares set forth herein is as of the close of business on November 14, 2007.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is amended as follows:

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:

(i) AEGON/Transamerica Series-Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $3,295,877 to acquire 506,849 Common Shares; (ii) Met Investors Series Trust of the Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $21,263,654 to acquire 2,280,084 Common Shares; (iii) Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $622,544 to acquire 80,541 Common Shares; (iv) TAIDEX Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $4,552,558 to acquire 688,169 Common Shares; and (v) various separately managed accounts for which TAM acts as investment advisor have expended a total of $1,289,918 to acquire 206,248 Common Shares.  TAM plans to use the available capital of these funds and accounts in any future purchase of Common Shares.

Item 5.    Interest in Securities of the Issuer

Item 5 is amended as follows:

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,756,691 Common Shares, constituting approximately 18.4% of the 20,458,118 Common Shares outstanding.

A.         AEGON/Transamerica Series-Third Avenue Value Portfolio

(a)              Amount beneficially owned: 506,849 Common Shares.
    (b)              Percent of class: 2.5%
    (c)              Number of Common Shares as to which TAM has:

(i)      Sole power to vote or direct the vote: 506,849
(ii)     Shared power to vote or direct the vote: 0
(iii)    Sole power to dispose or direct the disposition: 506,849
(iv)    Shared power to dispose or direct the disposition: 0

B.         Met Investors Series Trust of the Third Avenue Small Cap Portfolio

(a)              Amount beneficially owned: 2,280,084 Common Shares.
    (b)              Percent of class: 11.1%
    (c)              Number of Common Shares as to which TAM has:

(i)      Sole power to vote or direct the vote: 2,280,084
    (ii)     Shared power to vote or direct the vote: 0
    (iii)    Sole power to dispose or direct the disposition: 2,280,084
    (iv)    Shared power to dispose or direct the disposition: 0

C.         Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund

(a)              Amount beneficially owned: 80,541 Common Shares.
    (b)              Percent of class: 0.4%
    (c)              Number of Common Shares as to which TAM has:

(i)      Sole power to vote or direct the vote: 80,541
    (ii)     Shared power to vote or direct the vote: 0
    (iii)    Sole power to dispose or direct the disposition: 80,541
    (iv)    Shared power to dispose or direct the disposition: 0

D.         TAIDEX Third Avenue Value Fund

    (a)              Amount beneficially owned: 688,169 Common Shares.
    (b)              Percent of class: 3.4%
    (c)              Number of Common Shares as to which TAM has:

    (i)      Sole power to vote or direct the vote: 688,169
    (ii)     Shared power to vote or direct the vote: 0
    (iii)    Sole power to dispose or direct the disposition: 688,169
                (iv)    Shared power to dispose or direct the disposition: 0

E.         Third Avenue Management Separately Managed Accounts

            (a)              Amount beneficially owned: 206,248 Common Shares.
    (b)              Percent of class: 1.0%
    (c)              Number of Common Shares as to which TAM has:

    (i)      Sole power to vote or direct the vote: 206,248
    (ii)     Shared power to vote or direct the vote: 0
    (iii)    Sole power to dispose or direct the disposition: 206,248
                (iv)    Shared power to dispose or direct the disposition: 0

(c) A list of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference.  All of the transactions listed on Schedule A were effected in the open market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) Not applicable.

Item 7. Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A:  List of the transactions in the Issuer’s Common Shares that were effected by TAM during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel

SCHEDULE A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit
Separately Managed Accounts	Purchase	08/02/07	10,000	$4.63
Separately Managed Accounts	Purchase	08/05/07	2,500	$4.32
Separately Managed Accounts	Purchase	08/12/07	1,900	$3.52
Separately Managed Accounts	Purchase	08/13/07	1,516	$3.45
Separately Managed Accounts	Purchase	08/14/07	1,584	$3.45
Separately Managed Accounts	Purchase	08/15/07	2,350	$3.33
Separately Managed Accounts	Purchase	08/16/07	951	$3.34
Separately Managed Accounts	Purchase	08/20/07	5,000	$3.33
Separately Managed Accounts	Purchase	08/21/07	5,000	$3.35
TAIDEX Third Avenue Value Fund	Purchase	09/21/07	16,295	$2.96
TAIDEX Third Avenue Value Fund	Purchase	09/25/07	4,000	$2.97
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	11/06/07	3,200	$1.94
TAIDEX Third Avenue Value Fund	Purchase	11/06/07	1,600	$1.94
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	11/07/07	18,133	$1.93
TAIDEX Third Avenue Value Fund	Purchase	11/07/07	9,067	$1.93
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	11/08/07	16,702	$1.99
TAIDEX Third Avenue Value Fund	Purchase	11/08/07	8,351	$1.99
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	11/09/07	2,467	$1.98
TAIDEX Third Avenue Value Fund	Purchase	11/09/07	1,233	$1.98
Met Investors Series Trust of the Third Avenue Small Cap Portfolio	Purchase	11/14/07	3,900	$2.05
TAIDEX Third Avenue Value Fund	Purchase	11/14/07	1,300	$2.05